Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 May 21, 2013

May 21, 2013

Executive Summary

☐	Call options
☐	Covered call options
☐	Covered calls as part of a portfolio strategy
☐	Economic rationale for covered calls as a potential yield enhancing strategy
Slide 2

Current Market Environment

☐	In terms of yield, the market today is one of the most difficult ever.
–	One-year CDs yielded only 0.54% on May 15, 2013 (source: bankrate.com).
–	The 10-year U.S. Treasury Bond was 1.94% on May 15, 2013 (source: Bloomberg.com).
☐	Generating incremental yield is always a trade-off between the income generated and the risk taken.
–	High-yield U.S. corporate bonds generally only offer yields in the mid-single digits.
–	The FINRA/Bloomberg High Yield Corporate Bond Index was yielding 5.33% p.a. on May 15, 2013 (source: Bloomberg.com).
☐	A covered call strategy can be an attractive way to generate yield from assets, such as gold, that don’t normally provide any income.

Note: all rates per annum.

Slide 3

Call Option

☐	A call option is a security that gives the holder the right to buy another asset (aka the “underlying”) for a set price (the “exercise” or “strike” price) on a certain date (“expiration”).
–	Specifically, this is a European-style option, which is what we will discuss today.
–	An American-style option allows for exercise on or up to the expiration date.
☐	The buyer of a call option pays the seller for the right to be able to buy the underlying at the strike price.
–	The option price is referred to as the “premium”.
–	The seller is also known as the “writer”.
☐	Example: the right to buy gold for $1500 per ounce 30 days from now is the “30-day 1500 Call” on gold.
Slide 4

Call Option: Two Possible Outcomes

☐	If the underlying asset price is above the strike price at expiration, the option holder will exercise the option, paying the strike price for the asset.
–	The option ends up “in the money”.
–	The value of the option at expiration in this case is the difference between the underlying price and the strike price.
–	In the example, if gold was trading for $1570 per ounce in 30 days, the 30-day 1500 Call would be worth $70.
☐	If the underlying asset price is at or below the strike price at expiration, the option holder will not exercise, and the option will expire worthless.
–	The option ends up “out of the money”.
–	In the example, if gold was trading for $1480 per ounce in 30 days, the 30-day 1500 Call would be worth nothing.
Slide 5

Call Option Payoff Diagram

☐	We can depict the payoff (to the buyer) of a call option upon expiration …

Slide 6

Risk and Return

☐	Regardless of the outcome, the seller of a call option keeps the premium initially paid.
☐	The buyer of a call option has unlimited upside with losses limited to the premium paid.
☐	The seller of a call option has unlimited loss exposure with gain limited to the premium collected.
☐	Given this asymmetry, the premium must “balance” the expected payout of the option if it finishes in the money.
Slide 7

Factors Affecting Option Premiums

☐	The factors driving the premium of a call option are …
–	The difference between the strike price and the current price of the underlying. The greater the strike price as compared to the current price, the lesser the premium.
–	The time until expiration. Generally, the longer an option has before expiring, the more valuable it is.
–	Interest rates. The effect of rates on options that expire in less than a year is generally minor unless rates are high. In the current environment, the effect of rates on such options is relatively insignificant.
–	Volatility. This is a measure of how much the price of the underlying asset moves around. The more volatile an asset, the higher option premiums are because the chances of it ending up higher than the strike price are greater.
☐	For the statistically minded, volatility is defined as the standard deviation of the returns of an asset.
Slide 8

Covered Call

☐	A covered call refers to the sale of a call option when the seller owns the underlying asset.
–	Also referred to as a “buy-write” strategy (buy the underlying, write the call) or an “overwriting” strategy.
–	The call sold in such a strategy is usually at or slightly out of the money (that is, at the time of sale, the strike price is equal to or greater than the underlying price).
☐	A covered call writer transforms the unlimited losses of a “naked” call writer into an opportunity loss since if the option is exercised the seller simply delivers the underlying asset to the buyer in exchange for the strike price.
–	The covered call writer’s return is thus capped at the strike + premium collected.
–	If the option finishes out of the money, the covered call writer still has the underlying asset and, of course, the premium.
Slide 9

Covered Call Payoff Diagram vs. Underlying Only

☐	We can depict the payoff of a covered call writer’s position at expiration …

Slide 10

Portfolio Effects

☐	Using covered calls as part of a portfolio reduces the volatility of the portfolio’s returns through the “sale” of some of the portfolio’s exposure and the collection of the premium.
☐	The impact on return, of course, will depend on how often the options sold end up “in the money”.
–	The covered call portfolio will lag the return of the underlyings-only portfolio in a persistent bull market for that underlying, but will outperform in flat to down market environments.
Slide 11

Covered Call Rationale

☐	Covered calls can be used tactically or strategically.
☐	Tactically, they are used on an opportunistic basis when either …
–	The holder of an underlying thinks that its upside over some term is capped or limited;
–	Or when the premium of a certain option looks high relative to the writer’s expectation of the likelihood that the underlying will rise significantly above the strike price.
☐	Strategically, they are used as an income-generating device by systematically overwriting a particular asset or asset class that is held in the portfolio.
☐	Among option strategies, covered call writing is the most popular strategy used by both institutional and retail investors alike.
Slide 12

The BXM

☐	Attesting to the wide use of covered calls, almost a decade ago the Chicago Board Options Exchange launched the CBOE S&P 500 BuyWrite Index (identified BXM).
☐	The BXM is a benchmark index that tracks a strategy of buying the S&P 500 Index and selling a slightly out of the money 30-day call option on the Index.
☐	Subsequently, the CBOE has developed similar indexes linked to the Dow Jones Industrial Average, the NASDAQ Index, and the Russell 2000 Small Cap Index.
Slide 13

GLDI

☐	In Jan 2013, Credit Suisse launched an ETN linked to the Credit Suisse NASDAQ Gold FLOWSTM 103 Index (ticker: QGLDI) (the “GLDI Index”).
–	An ETN is a bond that trades on an exchange and can be bought and sold just like a stock.
–	An ETN provides a “structured” payoff from a defined investment strategy.
–	The payoff to an ETN is promised by the issuer (the “Note” in ETN) and hence is subject to the credit risk of the issuer.
☐	The GLDI ETN executes a passive covered call strategy in which the underlying asset is shares of the SPDR® Gold Trust, an ETF that invests in gold (the “GLD” ETF”).
Slide 14

GLDI Mechanics

☐	The GLDI Index replicates a strategy that is long gold via the GLD ETF and notionally sells one-month calls on this underlying that are approximately 3% out of the money.
–	For example, if the ETF was priced at 150 when the calls were sold, the strike would be 1.03 x 150 = 154.5.
–	The calls are notionally sold on a monthly basis so that a covered call position is always being held.
☐	The GLDI ETN pays a variable coupon that replicates the performance of the GLDI Index’s covered call strategy.
☐	The strategy caps participation in the appreciation of the GLD ETF at 3% per month in exchange for the premiums from notionally selling the options.
Slide 15

SLVO

☐	In April 2013, Credit Suisse launched an ETN linked to the Credit Suisse NASDAQ Silver FLOWSTM 106 Index (ticker: QSLVO) (the “SLVO Index”).
☐	Like GLDI, SLVO is also an Exchange-Traded Note (and, like GLDI, is subject to the same credit risk of the issuer).
☐	The SLVO ETN executes a passive covered call strategy in which the underlying asset is shares of the iShares® Silver Trust, an ETF that invests in silver.
Slide 16

SLVO Mechanics

☐	The SLVO Index replicates a strategy that is long silver via the iShares® Silver Trust ETF (ticker: SLV) and notionally sells one-month calls on this underlying that are approximately 6% out of the money.
–	For example, if the ETF was priced at 30 when the calls were sold, the strike would be 1.06 x 30 = 31.80.
–	The calls are notionally sold on a monthly basis so that a covered call position is always being held.
☐	The SLVO ETN pays a variable coupon that replicates the performance of the SLVO Index’s covered call strategy.
☐	The strategy caps participation in the appreciation of the SLV ETF at 6% per month in exchange for the premiums from notionally selling the options.
Slide 17

Capital Asset Pricing Theory

☐	Suppose 2 portfolios have returns and volatilities (“risks”) as follows:
–	Portfolio A: Return = 10%, Vol = 20%
–	Portfolio B: Return = 10%, Vol = 30%
☐	Which portfolio do you prefer? Answer: __________
☐	In the language of CAPT, we say that Portfolio B is “inefficient”.
☐	Given that Portfolio A exists, then Portfolio B must offer a higher return in order to induce anyone to buy it -- we must be paid to bear risk!
☐	This leads to the notion of the “efficient frontier” …
Slide 18

Efficient Frontier

☐	Capital Asset Pricing Theory says that if we plot the returns and risks of all assets there is an “efficient frontier” of portfolios that offer the highest return for the each level of risk …

Slide 19

A Tougher Choice

☐	Now, suppose we have 2 portfolios with returns and volatilities as follows:
–	Portfolio A: Return = 10%, Vol = 20%
–	Portfolio C: Return = 13%, Vol = 30%
☐	How do we choose between A and C?
–	C has higher return, but it also has higher risk.
☐	We need to consider how to “trade off” risk and return.
Slide 20

Sharpe Ratio

☐	William Sharpe, who co-developed the Capital Asset Pricing Model in the early 60s (and who won the 1990 Nobel prize in Economics for his efforts), devised a simple, yet powerful, measure of risk-adjusted performance …

☐	The Sharpe Ratio can be applied to a single asset (such as a stock, or gold), a portfolio, a mutual fund, a hedge fund, a manager, …
☐	The “average return” and the “volatility of returns” are computed from historical return data (usually 1-3 years).
Slide 21

Sharpe Ratio Graphically

Slide 22

A vs. C

☐	If the risk-free interest rate is 4%, then the Sharpe Ratio of each of the portfolios, A and C, is 0.30 (6/20 and 9/30, respectively).
–	Each portfolio “pays” 30 basis points of excess return for each 100 basis points (1 “vol point”) of risk assumed.
–	This equality is what we should expect, because if one asset has a higher Sharpe Ratio than another, rational investors should “rebalance” (buy the underpriced asset and sell the overpriced one) until they marginally provide the same risk-adjusted return.
☐	It is interesting to note that if the risk-free rate changes then one of the portfolios will become inefficient unless there is a change in one or more of the returns and volatilities!
–	For example, a risk-free rate of 6% will make the Sharpe Ratio of A = 0.20 (4/20) and the Sharpe Ratio of C = 0.23 (7/30), making C superior to A.
Slide 23

The “Catch”

☐	The aforementioned discussion of CAPT is only meaningful if return and volatility are the only defining characteristics of asset returns that matter to investors.
☐	Said another way, it only works if asset return distributions are “normal”, or at least symmetric.
☐	If this (normality) is the case, then the Sharpe Ratio captures all that is relevant in comparing 2 portfolios (or managers, strategies, etc.).
Slide 24

A Free Lunch?

Source: Ibbotson Associates

The BXM is a benchmark index that tracks a strategy of buying the S&P 500 Index and selling a slightly out of the money 30-day call option on the Index.

Slide 25

Skew

☐	A distribution is skewed if it is not symmetric.

☐	The distribution of home prices, for example, is positively skewed since prices are bounded below but a few can have very high prices; the distribution of tree heights in a mature forest is negatively skewed since there is a maximum height but some trees are very small.
Slide 26

Skew and Portfolio Returns

☐	In the context of portfolio returns, positive skew means that there is a higher probability of really high returns than really low ones and vice versa.
–	If a portfolio has a positively-skewed return distribution, then the big “surprises” are more likely to be good ones!
–	And in a negatively-skewed return distribution the big “surprises” will be bad ones.
☐	Option strategies often impart skewness into a portfolio’s return profile.
–	For example, covered call writing produces negatively skewed distributions since the right tail of the distribution (high positive returns) is truncated while the left is not.
–	Buying put options (the right to sell) in a portfolio produces positively skewed distributions since the left tail (severe negative returns) is truncated while the right tail is not.
Slide 27

Apples to Apples

☐	The differing skewness between distributions that employ option (and sometimes other) strategies, means that traditional comparisons based solely on Sharpe Ratios are inadequate.
☐	This is why we must be careful not to judge covered call strategies (such as the BXM) as superior based only on higher Sharpe Ratios or put-owning strategies as less so because of lower Sharpe Ratios.
–	In the covered call case, the higher Sharpe Ratio reflects the incremental return demanded by investors for bearing the resultant negative skewness.
–	And in the put-buyers case, lower Sharpe Ratios reflect the premium (literally) paid to provide positive skewness.
Slide 28

Another Choice

☐	Suppose 2 portfolios, E and D, have the same return and the same volatility (and thus, of course, the same Sharpe Ratio), but Portfolio D is negatively skewed and Portfolio E is positively skewed.
☐	Which portfolio do you prefer? Answer: __________
☐	Our preference for positive skew means that we will “pay” to get it and, in the same spirit as demanding a return for volatility, we must be paid to bear negative skew.
Slide 29

Yield “Enhancement”

☐	The discussion on Sharpe Ratios and skew demonstrates the potential for yield in covered call strategies: the investor expects to get paid for bearing negative skewness.
–	It is not, as is sometimes naively said, a “free lunch”.
☐	There is a real economic source to the “enhanced” returns generated by a covered call strategy.
–	Just as we may willingly bear risk to get paid (the alternative being the return on cash), we can choose to bear negative skew and expect to get paid for this.
Slide 30

Portfolio Placement

☐	Allocation of some of a portfolio to a dedicated covered call strategy seeks to:
–	Reduce overall portfolio volatility,
–	Provide a new source of income,
–	And allow partial participation in the upside of the underlying.
☐	Because of the skewed nature of the returns of such strategies, optimal commitments via asset allocation models are not easily assessed.
–	Depending upon how much the investor is looking to reduce volatility, the allocation to a covered call strategy can be from cash (based on willingness to increase volatility in an effort to achieve yield) or from equities (desire to decrease overall portfolio volatility).
–	As with any investment decision, time horizon, fees, and market view on the underlying should also be considered.
Slide 31

Contact Information

☐	Credit Suisse Exchange Traded Notes Desk
☐	212-538-7333
☐	etn.desk@credit-suisse.com

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright ©2013. Credit Suisse Group and/or its affiliates. All rights reserved.

Slide 32

GLDI ETN Details

Ticker	GLDI
Intraday Indicative Value Ticker	GLDI.IV
Bloomberg Index Ticker	QGLDI
CUSIP	22542D480
Primary Exchange	Nasdaq
ETN Annual Investor Fee	0.65%[1]
Inception Date	01/28/13
Credit Suisse NASDAQ Gold FLOWSTM
Index	103 Index

You may access the pricing supplement related to the GLDI ETN on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213000653/e516 90_424b2.htm

1 Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum

Slide 33

SLVO ETN Details

Ticker	SLVO
Intraday Indicative Value Ticker	SLVO.IV
Bloomberg Index Ticker	QSLVO
CUSIP	22542D449
Primary Exchange	Nasdaq
ETN Annual Investor Fee	0.65%[1]
Inception Date	4/16/2013
Credit Suisse NASDAQ Silver FLOWSTM 106
Index	Index

You may access the pricing supplement related to the SLVO ETN on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213003364/e531 94_424b2.htm

1 Because of daily compounding, the actual investor fee realized may exceed 0.65% per annum

Slide 34

Credit Suisse Exchange Traded Notes
Selected Investment Considerations

☐	We have listed the ETN discussed herein on Nasdaq under the symbol “GLDI” and “SLVO”, respectively. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on Nasdaq or any listing on any other exchange, and may delist the ETNs at any time.
☐	The monthly coupon payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD and SLV shares, and you will not receive any fixed periodic interest payments on the ETNs.
☐	Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
☐	The return on the ETNs is linked to the performance of the applicable Index, which measures the return of a covered call strategy on the GLD or SLV shares, as the case may be. Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.
☐	Unfavorable price movements in the relevant shares or the options on those shares may cause negative performance of the relevant Index and loss of your investment, and there is no assurance that the strategy on which either Index is based will be successful.
☐	The indices replicate notional positions in the relevant shares and options. As an owner of the ETNs, you will not have rights that holders of the relevant shares or in any call options on such shares may have, and you will have no right to receive delivery of any components of either Index.
☐	The ETNs are fully exposed to any decline in the applicable index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the relevant index must increase by an amount sufficient to offset the applicable fees and charges.
☐	The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
☐	The ETNs should not be expected to track the price of gold or silver, as the case may be, because of the fees and expenses applied to each of the GLD and SLV shares and the ETN as well as the design of the index methodology which limits upside participation in any appreciation of the GLD and SLV shares. Accordingly, the performance of the ETNs should not be expected to mirror the performance of the price of gold or silver, as the case may be.
☐	We have the right to repurchase your ETNs in whole or in part at any time. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
☐	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
☐	An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.
Slide 35